StratCap Digital Infrastructure REIT, Inc.

660 Steamboat Road, 1st Floor

Greenwich, CT 06830

February 12, 2025

VIA EDGAR AND EMAIL

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: StratCap Digital Infrastructure REIT, Inc.

Registration Statement on Form S-11, as amended (File No. 333-284566)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, StratCap Digital Infrastructure REIT, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effectiveness of its Registration Statement on Form S-11 (File No. 333-284566) (the “Registration Statement”) and declare the Registration Statement, as then amended, effective as of 1:00 p.m., Washington, D.C. time, on February 14, 2025 or as soon thereafter as practicable.

Please contact Mary Katherine Rawls of Troutman Pepper Locke LLP (counsel to the Company) at (404) 885-2546 with any questions about this acceleration request. The Company hereby authorizes Ms. Rawls to orally modify or withdraw this request for acceleration. Please notify us when the delegated authority copy of the orders of the Commission declaring the Registration Statement effective has been executed.

Sincerely,

/s/ Abarna Meecham
Abarna Meecham
Interim Chief Financial Officer, Treasurer and Secretary

cc: Heath Linsky, Esq.

Mary Katherine Rawls, Esq.